October 21, 2005


Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  SkyTerra Communications, Inc.
                       Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005

                       Form 10-Q for the quarters ended March 31 and June 30, 2005 File No. 0-13865

Dear Mr. Spirgel:

This letter is submitted on behalf of SkyTerra Communications, Inc. (the "Company") in further response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005 and Form 10-Q for the quarters ended March 31 and June 30, 2005, (File No. 0-13865), as set forth in your letter to me, dated September 6, 2005, and through subsequent telephonic conversations. During such a conversation on October 18, 2005, the staff requested that the Company provide further details with respect to (1) the business purpose for the conversion of Mobile Satellite Ventures (the "MSV Joint Venture") from a limited liability company to a limited partnership and (2) the Company's accounting for its interest in Mobile Satellite Ventures GP, Inc. ("MSV GP").

Business Purpose for the Conversion of the MSV Joint Venture
------------------------------------------------------------

The original form of the MSV Joint Venture and the subsequent decision to convert it from a limited liability company to a limited partnership were determined by the other investors in the MSV Joint Venture to address the tax objectives of the parties. These decisions were made prior to the Company's involvement in the MSV Joint Venture.

The MSV Joint Venture was originally formed in June 2000 as a subsidiary of Motient Corporation ("Motient"). At that time, outside investors (the "Other MSV Investors") purchased a 20% ownership interest in the MSV Joint Venture. Motient and the Other MSV Investors determined that the MSV Joint Venture should be structured as a limited liability company so that they could avail themselves of the tax losses generated by the MSV Joint Venture.

In January 2001, Motient, the Other MSV Investors and a Canadian entity, entered into an investment agreement (the "Investment Agreement"), pursuant to which Motient and the Canadian entity would contribute certain satellite assets to the MSV Joint Venture and the Other MSV Investors would contribute cash to the MSV Joint Venture. As an investment in a limited liability company would potentially have had negative tax consequences for the Canadian entity in light of Canadian tax issues, the parties to the Investment Agreement agreed that, upon closing of the transactions contemplated by the Investment Agreement, the MSV Joint Venture would convert to a limited partnership. In connection with the conversion, the parties agreed to form a corporation to serve as the general partner of the limited partnership. This corporate general partner would be owned by the parties pro rata in accordance with their interests in the MSV Joint Venture. Closing of the transactions contemplated by the Investment Agreement was subject to regulatory and other governmental approvals.

In September 2001, while the approvals were pending, the Company commenced negotiations to become a party to the Investment Agreement. The parties reached an agreement in October 2001. In November 2001, following the receipt of the regulatory and other governmental approvals and the purchase of the convertible notes by the Company and the Other MSV Investors, the closing contemplated by the Investment Agreement occurred and the MSV Joint Venture converted to a limited partnership.

Accounting for the Interest in MSV GP
-------------------------------------

In connection with its purchase of the convertible notes from the MSV Joint Venture in November 2001, the Company received shares of common stock of MSV GP in direct proportion to what its percentage interests in the MSV Joint Venture would be on as-converted basis (i.e., 30.8%). As the Company had significant influence over the operating policies of MSV GP, the Company had to account for its interest in MSV GP under the equity method. However, as MSV GP never had to record any income or losses on its statement of operations, the Company's financial statements properly reflect the accounting for its interest in MSV GP.

MSV GP neither had nor has operations of its own and transacts no business other than through its role as the general partner of the MSV Joint Venture. Therefore, the sole means that MSV GP can generate income or losses is through its relationship with the MSV Joint Venture. AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures," ("SOP 78-9") provides guidance on how a general partner should account for its involvement with a limited partnership. According to paragraph .09 of SOP 78-9, a controlling general partner should consolidate the limited partnership unless the "limited partners have important rights, such as the right to replace the general partner or partners, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership assets, [in which case,] the partnership may not be under the control, directly or indirectly, of the general partnership interests." The governing documents of the MSV Joint Venture provide such "important rights" to its stakeholders. These important rights include, among other things:

     (1) the ability of the limited partners, subject to an additional consent of each of (i) the holders of a majority of the aggregate outstanding principal amounts under the convertible notes and (ii) the holders of a majority of the interests held by the Other MSV Investors, to replace the general partner;

     (2) the need for the MSV Joint Venture, until April 2004, to receive the consent of the holders of a majority of the interests held by the Other MSV Investors to, among other things, grant certain liens with respect to its property, sell or otherwise dispose of assets in the ordinary course of business having a fair market value exceeding $500,000 per item or $1.0 million in the aggregate in any fiscal year, invest in any third party, repay any outstanding debt, or incur certain types of debt in excess of $2.0 million; and

     (3) the need for the MSV Joint Venture, until conversion of the notes in November 2004, to receive the consent of the holders of a majority of the aggregate outstanding principal amounts under the convertible notes to undertake a virtually identical list of actions as noted above in item (2).

As the stakeholders in the MSV Joint Venture had "important rights" similar to those described in SOP 78-9, the presumption of control of the MSV Joint Venture by MSV GP is overcome. Accordingly, MSV GP would not consolidate the MSV Joint Venture.

In light of this conclusion, the question becomes how MSV GP should account for its relationship with the MSV Joint Venture. As MSV GP has no economic interest in the MSV Joint Venture, all gains and losses of the MSV Joint Venture are attributable to the limited partners. More specifically, because MSV GP does not own any equity in the MSV Joint Venture, it cannot account for the relationship under the equity method. The relationship is best analogized to a guarantee of the obligations of the MSV Joint Venture (which is consistent with its legal form). Thus, the guarantee needs to be evaluated in situations where it may become probable that MSV GP will be responsible for the financial obligations of the MSV Joint Venture.

One such situation where MSV GP may become liable for the financial obligations of the MSV Joint Venture is when the accumulated losses of the MSV Joint Venture exceed the value of the limited partners' equity accounts. In December 2003 (and again in July 2004), the MSV Joint Venture incurred cumulative operating losses in excess of the book value of the limited partners' equity accounts. Paragraph .18 of SOP 78-9 states, "If it is probable that one or more investors cannot bear their share of losses, the remaining investors should record their proportionate shares of venture losses otherwise allocable to investors considered unable to bear their share of losses." The application of this provision is described in paragraph .19 which states "that the accounting by an investor for losses otherwise allocable to other investors should be governed by the provisions of FASB Statement No. 5 relating to loss contingencies."

Accordingly, in December 2003 when the accumulated operating losses exceeded the book value of the limited partners' equity accounts, a FASB Statement No. 5 assessment needed to be performed to determine whether it was probable that MSV GP would absorb any losses resulting from the stockholders' deficit of the MSV Joint Venture. The Company believes that it was not probable that MSV GP would absorb any such losses as the fair value of the limited partners' interests far exceeded the book value of such interests. Furthermore, the limited partners were willing to contribute additional capital to cover the deficit as evidenced by the April 2004 sale of $17.6 million of newly issued limited partnership interests to existing investors.

In July 2004, another FASB Statement No. 5 assessment needed to be performed when the operating losses of the MSV Joint Venture exceeded these additional contributions, creating another deficit in the limited partners' equity accounts. The Company believes that again it was not probable that MSV GP would absorb any losses as the fair value of the limited partners' interests still far exceeded the book value. In November 2004, the limited partners covered the deficit as two of the existing investors purchased $145.0 million of newly issued limited partnership interests. Accordingly, MSV GP never absorbed any losses of the MSV Joint Venture.

                                     * * *

     The Company hereby acknowledges the following:

     o that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes in disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the responses in this letter, please call me at (212) 730-7570.

                                                   Sincerely,


                                                   /s/ Craig J. Kaufmann
                                                   Craig J. Kaufmann
                                                   Controller and Treasurer